UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ECD Automotive Design Inc. (f/k/a EF Hutton Acquisition Corp I)
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

27877D104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW SPAC MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 155,279*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 155,279*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,279*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 155,279*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 155,279*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,279*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 27877D104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 155,279*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 155,279*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,279*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 27877D104

Item 1.

(a)	Name of Issuer ECD Automotive Design, Inc. (f/k/a EF Hutton Acquisition Corp I) (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 24 Shipyard, Suite 102 Hingham, MA 02043

Item 2.

(a)	Name of Person Filing: ATW SPAC Management LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2130 New York, New York 10004

(c)	Citizenship ATW SPAC Management LLC – Delaware Antonio Ruiz-Gimenez – Spain Kerry Propper – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 27877D104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☒	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☒	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)
(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K) (a) [_]

CUSIP No. 27877D104

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ATW SPAC Management LLC – 155,279* Antonio Ruiz-Gimenez – 155,279* Kerry Propper – 155,279*

(b)	Percent of class: ATW SPAC Management LLC – 0.5%* Antonio Ruiz-Gimenez – 0.5%* Kerry Propper – 0.5%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(ii)	Shared power to vote or to direct the vote ATW SPAC Management LLC – 155,279* Antonio Ruiz-Gimenez – 155,279* Kerry Propper – 155,279*

(iii)	Sole power to dispose or to direct the disposition of ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(iv)	Shared power to dispose or to direct the disposition of ATW SPAC Management LLC – 155,279* Antonio Ruiz-Gimenez – 155,279* Kerry Propper – 155,279*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The Common Stock (the “Shares”) of the Issuer reported herein are held by private funds managed by ATW SPAC Management LLC, a Delaware limited liability company (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such Shares and does not reflect the beneficial ownership with respect to certain affiliated entities of the Adviser which is reflected on ATW Opportunities Master Fund II, L.P.’s Schedule 13G filing(s).

For the sake of clarity, Antonio Ruiz-Gimenez and Kerry Propper are managing members (the “Managing Members”) of the Adviser and other affiliated investment advisers (collectively, the “Affiliated Advisers”) which manage private funds that hold various securities of the Issuer including Shares, convertible debt, warrants, and preferred stock all of which are subject to a contractual blocker that prohibits the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the Affiliated Advisers would collectively beneficially own in excess of 4.99% of the Shares outstanding as a result of the conversion or exercise. For the purposes of Reg. Section 240.13d-3, the Managing Members may be deemed to beneficially own an aggregate of 2,351,305 Shares, or 7.4%, of the 31,874,663 Shares outstanding as of December 12, 2023, as disclosed in the Issuer’s Form 8K filed with the SEC on December 18, 2023. Such information is also reflected on the Adviser’s affiliate’s Schedule 13G.

This report shall not be deemed an admission that any reporting person or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest, if any, therein.

CUSIP No. 27877D104

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27877D104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit I

CUSIP No. 27877D104

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of ECD Automotive Design, Inc. (f/k/a EF Hutton Acquisition Corp I) together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 14, 2024

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually